Navios Maritime Partners L.P. Reports Financial Results for the Fourth Quarter

and Year ended December 31, 2007

•	Announces Cash Distribution for the period from November 16, 2007 to December 31, 2007 of $0.175 per unit

PIRAEUS, GREECE, February 11 , 2008 – Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: “NMM”), an owner and operator of dry-bulk carriers, today reported its financial results for the period from November 16, 2007, when Navios Partners formally launched its shipping operations, through December 31, 2007. The reporting period consists of 46 days out of 92 days in the calendar quarter. On November 16, 2007, Navios Partners completed its initial public offering and raised net proceeds of approximately $192.7 million through the sale of 10.0 million units to the public and 500,000 units to Ms. Angeliki Frangou, Navios Partners’ Chairman and CEO.

Ms. Angeliki Frangou stated: “We are pleased with the results of the initial quarter and are delighted to commence making distributions to our unitholders. We look forward to leveraging the Navios Group platform and generating increased amounts of sustainable cash flow through the vessels contracted for delivery to our fleet from Navios Maritime Holdings Inc. as well as opportunities presented by the market.”

Secure Cash Flow

Navios Partners has entered into long-term time charters for eight vessels with a remaining average term of 5.0 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted 100.0% its available days on a charter-out basis for 2008, 2009 and 2010 respectively, equivalent to $70.1 million, $83.0 million and $91.8 million in revenue, respectively. The average contractual daily charter-out rate for the core fleet is $24,468, $26,737 and $27,931 for 2008, 2009 and 2010, respectively. The average daily charter-in rate for the active long term charter-in vessels for 2008 is $13,631.

Operating Expense Visibility

Navios Partners has entered into a five year management agreement with a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”) with the first two years fixed at (i) $4,000 per day for each owned Panamax vessel and (ii) $5,000 for each owned Capesize vessel.

Fleet Expansion

Navios Partners operates a fleet of seven drybulk carriers comprised of five owned Panamax vessels and two chartered-in vessels (one Capesize vessel and one Panamax vessel). It will, also, take delivery of one charter-in newbuilding Panamax vessel in March 2008 and will acquire the currently chartered-in Capesize vessel into its owned fleet in March 2008.

Navios Partners expects to take delivery of one newbuilding Capesize in June 2009 and has the option to acquire the capital stock of the subsidiary that will own a newbuilding Capesize vessel scheduled for delivery in October 2009.

Cash Distribution

As announced on February 6, 2008, the Board of Directors of Navios Partners has declared a cash distribution for the 46-day period from November 16, 2007 to December 31, 2007, of $0.175 per unit ($1.40 per unit on an annualized basis). The distribution, $3.2 million in total, is payable on February 14, 2008 to unitholders of record as of February 11, 2008.

Financing

On November 15, 2007, Navios Partners entered into a new revolving credit facility agreement which provides for borrowings of up to $260.0 million, of which $165.0 million was drawn on November 16, 2007. Out of this amount, $160.0 million was paid for the vessels currently in Navios Partners’ fleet. The $5.0 million balance of the drawn amount was used as working capital.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the 46-day period from November 16, 2007 to December 31, 2007. We do not present respective information for periods prior to the IPO because we believe that those periods are not necessarily comparable given the change in the nature and focus of the business. For example it is the policy of Navios Partners’ not to trade FFAs, whereas certain prior periods contain such transactions. In addition, certain agreements such as the management agreement were first effective as of November 16, 2007.

(unaudited) Period from November 16, 2007 to December 31, 2007 ($ ‘000)
Time charter and voyage revenue	$6,978
Time charter and voyage expenses	(1,403)
Direct vessel expenses	(74)
Management fees	(920)
General and administrative expenses	(359)
Depreciation and amortization	(1,383)
Interest expense and finance cost, net	(1,225)
Other income	30
Other expense	(31)
Net income before taxes	1,613
Deferred income tax	—
Net income	$1,613

EBITDA	$4,295
Operating Surplus	$3,254

For the 46-day period ended December 31, 2007, Navios Partners’ time charter revenue amounted to $7.0 million whereas time charter expenses for the same period were $1.4 million. Other expenses including management fees and general and administrative expenses amounted to $1.3 million.

EBITDA for the period from November 16, 2007 to December 31, 2007 was $4.3 million.

Reserve for estimated maintenance and replacement capital expenditures for the period was $1.0 million. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets.

Navios Partners generated an operating surplus for the period of $3.3 million. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other Master Limited Partnerships (refer to Exhibit 3 for a reconciliation of this non-GAAP measure to Net income).

Depreciation and amortization expense for the period (including amortization of drydocking and special survey costs presented under direct vessel expenses) was $1.5 million and interest expense and finance cost related to the new facility agreement of $165.0 million was $1.2 million.

Net income for the 46-day period from November 16, 2007 to December 31, 2007 was $1.6 million.

Purchase Options and Acquisitions

The purchase option on Fantastiks, a 180,000 DWT Capesize vessel was exercised in October 2007. This vessel, currently chartered-in, will be delivered to the owned fleet of Navios Partners in March 2008 for an amount of $34.2 million. The vessel’s current market value is estimated at $155.0 million per Clarkson Research Services Ltd..

Navios Partners has entered into a contractual agreement for the delivery of a newbuilding Capesize vessel in June 2009 and has two purchase options exercisable within the next five years, for two Panamax vessels. Additionally it has the option to acquire the capital stock of the subsidiary that will own a newbuilding Capesize vessel scheduled for delivery in October 2009.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for period from November 16, 2007 to December 31, 2007.

Period from November 16, 2007 to December 31, 2007
(Unaudited)
Available Days (1)	318
Operating Days (2)	318
Fleet Utilization (3)	100.0%
Time Charter Equivalent (per day)	$21,943
(1)

Available days for fleet are total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)

 Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

Conference Call

Navios Partners announced that it will host a conference call on February 11, 2008 at 08:30 A.M. EST, where Navios Partners’ senior management will discuss the results of the initial operating period ended December 31, 2007.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111(US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0) 1452 542 301 (Standard International Dial In). Please quote “NAVIOS MLP.”

In case of any problems with the above numbers, please dial 1866 223 0615 (US Toll Free Dial In), 0800 694 1503 (UK Toll Free Dial In) or +44 (0) 1452 586 513 (Standard International Dial In). Please quote “NAVIOS MLP.”

A telephonic replay of the conference call will be available until February 18, 2008 by dialing 1866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 1452 550 000 (Standard International Dial In). Access Code: 33433537#

Slides and Audio Webcast

There will be a live webcast of the conference call through the NAVIOS MARITIME PARTNERS L.P. website (www.navios-mlp.com) under “Investors.” or “Events”. Participants to the live webcast should register on the website approximately 10 minutes before the start of the webcast.

A supplemental slide presentation will be available on the Navios Maritime Partners L.P. website at www.navios-mlp.com under the “Investors” section at 7:45 am EST on the day of the call.

ABOUT NAVIOS MARITIME PARTNERS L.P.

Navios Maritime Partners L.P., an owner and operator of drybulk carriers, was newly formed by Navios Maritime Holdings Inc. (NYSE: NM), a vertically integrated seaborne shipping company with over 50 years of operating history in the drybulk shipping industry.

Navios Partners operates a fleet of seven drybulk carriers comprised of five owned Panamax vessels and two chartered-in vessels (one Capesize and one Panamax), with a total carrying capacity of 626,100 dwt. Navios Partners will take delivery of one charter-in newbuilding Panamax vessel in March 2008. Including this delivery, Navios Partners’ fleet has an average age of approximately 5.7 years (based on dwt), which is significantly younger than the current industry average.

Navios Partners expects to take delivery of one newbuilding Capesize in June 2009 and has the option to acquire the capital stock of the subsidiary that will own a newbuilding Capesize vessel scheduled for delivery in October 2009.

Navios Partners’ vessels are chartered out to a strong group of counterparties under long-term time charters with an average remaining term of approximately 5.0 years.

Navios Partners’ units are listed on the New York Stock Exchange and trade under the symbol “NMM”.

Risks and uncertainties are described in reports filed by Navios Maritime Partners L.P. with the United States Securities and Exchange Commission.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Public & Investor Relations Contact:

Navios Maritime Partners L.P.

Nicolas Bornozis

Capital Link, Inc.

Tel. (212) 661-7566

E-mail: naviospartners@capitallink.com

Exhibit 2 displays the “core fleet” employment profile of Navios Partners.

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US Dollars)

	December 31, 2006	December 31, 2007
ASSETS
Current Assets
Cash and cash equivalents	$—	$10,095
Restricted cash	—	797
Accounts receivable, net	132	381
Amounts due from related parties	5,799	—
Prepaid expenses and other current assets	1,025	39
Total current assets	6,956	11,312
Vessels, net	143,834	135,976
Deferred financing costs, net	522	1,811
Deferred dry dock and special survey costs, net	931	1,171
Favorable lease terms	—	54,784
Total non-current assets	145,287	193,742
Total Assets	$152,243	$205,054
LIABILITIES AND PARTNERS’ CAPITAL
Current Liabilities
Accounts payable	$724	$570
Accrued expenses	560	1,431
Deferred voyage revenue	879	153
Short term backlog liability	1,420	—
Amounts due to related parties	—	4,458
Current portion of long term debt	7,893	—
Total current liabilities	11,476	6,612
Long term debt, net of current portion	69,865	165,000
Unfavorable lease terms	—	6,656
Total non-current liabilities	69,865	171,656
Total liabilities	81,341	178,268
Commitments and Contingencies	—	—
Owner’s Net Investment	70,902	—
Partners’ Capital:
Common Unitholders (10,500,000 units issued and outstanding at December 31, 2007,)	—	194,265
Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2007,)	—	(159,759)
General Partner (369,834 units issued and outstanding at December 31, 2007)	—	(7,720)
Total Partners’ Capital	—	26,786
Total Liabilities, Owner’s Net Investment and Partners’ Capital	$152,243	$205,054

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of US Dollars except unit and per unit amounts)

	Three months ended		Year Ended
	(unaudited)	(unaudited)
	December 31, 2006	December 31, 2007	December 31, 2006	December 31, 2007
Time charter and voyage revenue	$6,602	$14,078	$31,764	$50,352
Loss on Forward Freight Agreements	(1,582)	—	(2,923)	—
Time charter and voyage expenses	(75)	(2,809)	(1,344)	(8,352)
Direct vessel expenses	(1,470)	(968)	(5,626)	(5,608)
Management fees	—	(920)	—	(920)
General and administrative expenses	48	(530)	(698)	(1,419)
Depreciation and amortization	(1,446)	(2,765)	(8,250)	(9,375)
Interest expense and finance cost, net	(1,651)	(1,823)	(6,286)	(5,522)
Other income	—	30	61	93
Other expense	(101)	(259)	(74)	(226)
Net income before taxes	325	$4,034	6,624	19,023
Deferred income tax	—	—	—	485
Net income/ (loss)	$325	$4,034	$6,624	$19,508

Earnings per unit:

	Three months ended		Year Ended
	(unaudited)	(unaudited)
	December 31, 2006	December 31, 2007	December 31, 2006	December 31, 2007
Net Income	325	4,034	6,624	19,508
Consisting of net income attributable to:
Period from November 16, 2007 through December 31, 2007	—	1,613	—	1,613
Periods from January 1, 2006 through November 15, 2007	—	—	6,624	17,895
Periods from October 1, 2006 through December 31, 2006 and from October 1, 2007 through November 15, 2007	325	2,421	—	—
Earnings per unit (period from November 16, 2007 through December 31, 2007)
Common unit (basic and diluted)	—	$0.15	—	$0.15
Subordinated unit (basic and diluted)	—	$—	—	$—
General partner unit (basic and diluted)	—	$0.09	—	$0.09
Earnings per unit (periods from January 1, 2006 to November 15, 2007)
Common unit (basic and diluted)	—	—	$—	$—
Subordinated unit (basic and diluted)	—	—	$0.85	$2.30
General partner unit (basic and diluted)	—	—	$0.36	$0.97

	Three months ended		Year Ended
	(unaudited)	(unaudited)
	December 31, 2006	December 31, 2007	December 31, 2006	December 31, 2007
Earnings per unit (periods from October 1, 2006 to December 31, 2006 and from October 1, 2007 through November 15, 2007)
Common unit (basic and diluted)	$—	$—	—	—
Subordinated unit (basic and diluted)	$0.04	$0.31	—	—
General partner unit (basic and diluted)	$0.02	$0.13	—	—

Earnings per unit (periods from October 1, 2006 to December 31, 2006 and from October 1, 2007 through December 31, 2007)
Common unit (basic and diluted)	$—	$0.15	—	—
Subordinated unit (basic and diluted)	$0.04	$0.31	—	—
General partner unit (basic and diluted)	$0.02	$0.22	—	—

Earnings per unit (periods from January 1, 2006 to December 31, 2007)
Common unit (basic and diluted)	—	—	$—	$0.15
Subordinated unit (basic and diluted)	—	—	$0.85	$2.30
General partner unit (basic and diluted)	—	—	$0.36	$1.06

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US Dollars)

	Year Ended December 31, 2006	Year Ended December 31, 2007
OPERATING ACTIVITIES
Net income	$6,624	$19,508
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,252	9,375
Amortization and write-off of deferred financing cost	93	160
Amortization of deferred dry dock costs	465	608
Deferred taxation	—	(485)
Provision for losses on accounts receivable	211	—
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash	—	(797)
(Increase) decrease in accounts receivable	(123)	(249)
(Increase) decrease in prepaid expenses and other current assets	(680)	986
Increase (decrease) in accounts payable	639	(155)
(Decrease) increase in accrued expenses	130	870
(Decrease) increase in deferred voyage revenue	64	(725)
(Decrease) increase in amounts due to related parties	(589)	(17,731)
(Decrease) increase in long term liability	—	—
Payments for dry dock and special survey costs	(590)	(849)
Net cash provided by operating activities	14,496	10,516
INVESTING ACTIVITIES:
Acquisition of vessels	(36,985)	—
Net cash used in investing activities	(36,985)	—
FINANCING ACTIVITIES:
Proceeds from long term loan	36,960	165,000
Repayment of long term debt and payment of principal	(24,304)	(2,291)
Issuance of common units, net of offering costs	—	192,684
Cash contribution to Navios Holdings	—	(353,300)
Debt issuance costs	(233)	(2,514)
Owner’s investment	10,066	—
Net cash provided by (used in) financing activities	22,489	(421)
Increase (decrease) in cash and cash equivalents	—	10,095
Cash and cash equivalents, beginning of year/period	—	—
Cash and cash equivalents, end of year/period	$—	$10,095
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$6,164	$3,996
Non-cash investing and financing activities:
Shares issued by Navios Holdings in connection with vessel acquisition	$5,134	—
Contributions by Navios Holdings in the form of fair value adjustments related to charter-in contract of Fantastiks	—	$50,579
Contributions from owner (net liability of business retained by owner)	—	$46,413

EXHIBIT 2

FLEET EMPLOYMENT PROFILE (all charter rates are net of commissions)

Owned Vessels
Vessels	Type	Built	DWT	Expiration Date	Charter Rate

Navios Gemini S	Panamax	1994	68,636	02/08/2009	19,523
				02/08/2014	24,225
Navios Libra II	Panamax	1995	70,136	12/30/2010	23,513
Navios Felicity	Panamax	1997	73,867	04/25/2008	9,595
				04/26/2013	26,169
Navios Galaxy I	Panamax	2001	74,195	02/20/2008	24,062
				02/21/2018	21,937
Navios Alegria	Panamax	2004	76,466	12/30/2010	23,594

Owned Vessels to be delivered
Vessels	Type	Built	DWT	Delivery date	Charter Rate
Navios TBN I	Capesize		180,000	June 2009	47,400
Navios TBN II (*)	Capesize		180,000	October 2009	55,100

Long term Chartered-in Vessels
Vessels	Type	Built	DWT	Expiration Date	Charter Rate	Purchase option

Navios Prosperity	Panamax	2007	83,000	07/04/2012	24,000	Yes
Fantastiks	Capesize	2005	180,265	03/01/2011	32,279	Exercised

Long term Chartered-in Vessels to be delivered
Vessels	Type	Built	DWT	Delivery date	Charter Rate	Purchase option
Navios Aldebaran	Panamax		76,500	March 2008	28,391	Yes
(*)	Navios Partners has the option to acquire the capital stock of the subsidiary that will own TBN II.

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA

EBITDA:    EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Partners uses EBITDA because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and because EBITDA presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness. Navios Partners also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Partners’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Partners’ performance.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets.

Operating surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

3. Reconciliation of Non-GAAP Financial Measures

Period from November 16, 2007 to December 31, 2007 ($ ‘000)
Net Income	1,613
Adjustments to net income:
Depreciation and amortization	1,457
Interest expense and finance cost	1,225
EBITDA	4,295
Maintenance and replacement capital expenditures	(1,041)
Operating surplus	3,254
Recommended reserves	(18)
Available cash for distribution	3,236